Exhibit 99.4

Execution Version

FIFTH AMENDMENT TO
SUSTAINABILITY LINKED THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIFTH AMENDMENT TO SUSTAINABILITY LINKED THIRD AMENDED AND RESTATED CREDIT AGREEMENT (the “Fifth Amendment”) is executed by the parties hereto as of the 20th day of February, 2026.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., a corporation duly organized and existing under the laws of Ontario (the “Canadian Borrower”)

AND:	COLLIERS MACAULAY NICOLLS INC., a corporation duly organized and existing under the laws of Ontario (“CMN”)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., a corporation duly organized and existing under the laws of the State of Delaware (the “US Borrower”)

AND:	HARRISON STREET ASSET MANAGEMENT HOLDINGS, INC., a corporation duly organized and existing under the laws of the State of Delaware (formerly known as Colliers Investment Management Holdings, Inc., “US Holdings”)

AND:	GLOBESTAR LIMITED, a company incorporated in England and Wales with company number 05159841 (“Globestar”)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with company number 10053084 (“EMEA Holdings”)

AND:	COÖPERATIE CMN NETHERLANDS HOLDCO U.A., a cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Eindhoven, the Netherlands and registered with the Dutch trade register under number 51267713 (the “Dutch Borrower”)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED ACN 008 178 238, a corporation duly incorporated and existing under the laws of Australia (the “Australian Borrower” and, together with the Canadian Borrower, CMN, the US Borrower, US Holdings, Globestar, EMEA Holdings and the Dutch Borrower, collectively, the “Borrowers”)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors (the “Guarantors”)

AND:	The banks named on the execution pages hereof, as Lenders (collectively, the “Lenders” and each individually, a “Lender”)

AND:	BMO CAPITAL MARKETS, as Sustainability Structuring Agent (the “Sustainability Structuring Agent”)

AND:	BANK OF MONTREAL, LONDON BRANCH, as European administration agent (the “European Agent”)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the “Australian Agent”)

AND:	BANK OF MONTREAL, as the administration agent and as the Canadian administration agent (in its capacity as the administration agent, the “Administration Agent”, in its capacity as the Canadian administration agent, the “Canadian Agent” and in its capacity as the U.S. administration agent, the “U.S. Agent”).

1

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Sustainability Structuring Agent, the Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the “Agents”), BMO Capital Markets, as Sole Bookrunner, Co-Lead Arranger and Sustainability Structuring Agent, HSBC UK Bank plc, Mizuho Bank, Ltd., Canada Branch, JPMorgan Chase Bank, N.A., Bank of America, N.A., Canada Branch, and U.S. Bank National Association, as Co-Lead Arrangers and Co-Syndication Agents, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as Co-Documentation Agents, among others, have entered into a sustainability linked third amended and restated credit agreement dated May 27, 2022, as amended by the first amendment to sustainability linked third amended and restated credit agreement dated as of November 2, 2022, the second amendment to sustainability linked third amended and restated credit agreement dated as of April 28, 2023, the third amendment to sustainability linked third amended and restated credit agreement dated as of June 26, 2024 and the fourth amendment to sustainability linked third amended and restated credit agreement dated as of November 29, 2024 (the “Existing Credit Agreement” and, as amended by this Fifth Amendment and as may be further amended, restated, amended and restated, supplemented, replaced and otherwise modified from time to time, the “Credit Agreement”);

AND WHEREAS the Borrowers have requested (i) that the Final Maturity Date be extended by a period of five (5) years from the Amendment Effective Date (defined below), and (ii) certain other amendments to the Existing Credit Agreement, as set forth herein (collectively, the “Amendments”);

AND WHEREAS the Agents and the Lenders have agreed to the Amendments, but only to the extent and subject to the provisions set forth in this Fifth Amendment;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Fifth Amendment.

Article 2 – AMENDMENTS

2.1          With effect as of the Amendment Effective Date (defined below), the Existing Credit Agreement is hereby amended as follows:

(a)	the definition of “Adjusted Daily Simple SOFR” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Adjusted Daily Simple SOFR” means, for purposes of any calculation, the rate per annum equal to Daily Simple SOFR for such calculation; provided that, if the Adjusted Daily Simple SOFR as so determined shall ever be less than the Floor, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor.”;

(b)	the definition of “Adjusted SONIA” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Adjusted SONIA” means, for purposes of any calculation, the rate per annum equal to the SONIA Rate for such calculation; provided that, if the Adjusted SONIA as so determined shall ever be less than the Floor, then the Adjusted SONIA shall be deemed to be the Floor.”;

2

(c)	the definition of “Adjusted Term SOFR” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to Term SOFR for such calculation; provided that, if the Adjusted Term SOFR as so determined shall ever be less than the Floor, then the Adjusted Term SOFR shall be deemed to be the Floor.”;

(d)	the grid appearing in the definition of “Applicable Sustainability Margin Adjustment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

SPT Metric	Fiscal Year Ending	Level	Target	Adjustment to the fees, rates and margins in the pricing grid referred to in the definition of Applicable Margin (in bps) (excluding Commitment Fees)	Adjustment to the Commitment Fees (in bps) referred to in the definition of Applicable Margin
GHG Emission Intensity (measured against Baseline GHG Emission Intensity)	December 31, 2022	I	SBTi Submission	-2.0	-0.4
		III	No SBTi Submission	2.0	0.4
	December 31, 2023	I	If GHG Emission Intensity has decreased by 16.7% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 16.7% but 9.9% or more	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 9.9% or increased by less than 5.0%	No change	No change
		IV	If GHG Emission Intensity has increased by 5.0% or more but less than 8.4%	1.0	0.2
		V	If GHG Emission Intensity has increased by 8.4% or more	2.0	0.4
	December 31, 2024	I	If GHG Emission Intensity has decreased by 24.6% or more	-2.0	-0.4
		II	If GHG Emission Intensity has decreased by less than 24.6% but 14.6% or more	-1.0	-0.2
		III	If GHG Emission Intensity has decreased by less than 14.6% or increased by less than 0.0%	No change	No change
		IV	If GHG Emission Intensity has increased by 0.0% or more but less than 4.2%	1.0	0.2
		V	If GHG Emission Intensity has increased by 4.2% or more	2.0	0.4

3

December 31, 2025	I	If GHG Emission Intensity has decreased by 32.2% or more	-5.0	-1.0
	II	If GHG Emission Intensity has decreased by less than 32.2% but more than or equal to 19.2%	-2.5	-0.5
	III	If GHG Emission Intensity has decreased by less than 19.2% but more than or equal to 5.0%	No change	No change
	IV	If GHG Emission Intensity has decreased by less than 5.0% but more than 0.0%	2.5	0.5
	V	If GHG Emission Intensity has increased by more than or equal to 0.0%	5.0	1.0
December 31, 2026	I	If GHG Emission Intensity has decreased by 39.8% or more	-5.0	-1.0
	II	If GHG Emission Intensity has decreased by less than 39.8% but more than or equal to 23.7%	-2.5	-0.5
	III	If GHG Emission Intensity has decreased by less than 23.7% but more than or equal to 9.9%	No change	No change
	IV	If GHG Emission Intensity has decreased by less than 9.9% but more than 4.2%	2.5	0.5
	V	If GHG Emission Intensity has decreased by 4.2% or less	5.0	1.0
December 31, 2027	I	If GHG Emission Intensity has decreased by 46.7% or more	-5.0	-1.0
	II	If GHG Emission Intensity has decreased by less than 46.7% but more than or equal to 27.8%	-2.5	-0.5
	III	If GHG Emission Intensity has decreased by less than 27.8% but more than or equal to 14.6%	No change	No change
	IV	If GHG Emission Intensity has decreased by less than 14.6% but more than 8.4%	2.5	0.5
	V	If GHG Emission Intensity has decreased by 8.4% or less	5.0	1.0
December 31, 2028	I	If GHG Emission Intensity has decreased by 53.6% or more	-5.0	-1.0
	II	If GHG Emission Intensity has decreased by less than 53.6% but more than or equal to 31.9%	-2.5	-0.5

4

	III	If GHG Emission Intensity has decreased by less than 31.9% but more than or equal to 19.2%	No change	No change
	IV	If GHG Emission Intensity has decreased by less than 19.2% but more than 12.6%	2.5	0.5
	V	If GHG Emission Intensity has decreased by 12.6% or less	5.0	1.0
December 31, 2029	I	If GHG Emission Intensity has decreased by 60.5% or more	-5.0	-1.0
	II	If GHG Emission Intensity has decreased by less than 60.5% but more than or equal to 36.0%	-2.5	-0.5
	III	If GHG Emission Intensity has decreased by less than 36.0% but more than or equal to 23.7%	No change	No change
	IV	If GHG Emission Intensity has decreased by less than 23.7% but more than 16.8%	2.5	0.5
	V	If GHG Emission Intensity has decreased by 16.8% or less	5.0	1.0
December 31, 2030	I	If GHG Emission Intensity has decreased by 67.4% or more	-5.0	-1.0
	II	If GHG Emission Intensity has decreased by less than 67.4% but more than or equal to 40.1%	-2.5	-0.5
	III	If GHG Emission Intensity has decreased by less than 40.1% but more than or equal to 27.8%	No change	No change
	IV	If GHG Emission Intensity has decreased by less than 27.8% but more than 21.0%	2.5	0.5
	V	If GHG Emission Intensity has decreased by 21.0% or less	5.0	1.0

(e)	the definition of “Australian Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Australian Revolving Facility Commitment” means the Commitments of the Australian Lenders to make Advances to the Australian Borrower of up to U.S.$100,000,000 as the same may be increased as the result of the Incremental Facility or decreased as a result of an increase in the Australian Swingline Commitment; provided that the aggregate outstanding Borrowings under the Australian Facilities shall not exceed the Total Australian Commitments at any time.”;

5

(f)	the definition of “Canadian Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Canadian Revolving Facility Commitment” means the Commitments of the Canadian Lenders to make Advances to the Canadian Borrower and CMN of up to U.S.$1,085,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Canadian Facilities shall not exceed the Total Canadian Commitments at any time.”;

(g)	the definition of “Colliers EMEA Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Colliers EMEA Revolving Facility Commitment” means the Commitments of the Colliers EMEA Lenders to make Advances to Colliers EMEA and the Dutch Borrower of up to U.S.$125,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the Colliers EMEA Revolving Facility shall not exceed the Total Colliers EMEA Commitments at any time.”;

(h)	the definition of “Consolidated EBITDA” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Consolidated EBITDA” means for any period on a Consolidated basis for the Canadian Borrower and its Subsidiaries, Consolidated Earnings, increased by the sum of: (a) Consolidated Interest Charges; (b) Consolidated Income Tax Expense; (c) Consolidated Depreciation and Amortization Expense; (d) the non-controlling interest share of Earnings as stated on the consolidated financial statements of the Canadian Borrower; (e) the non-controlling interest redemption increment; (f) Acquisition Expenses and Restructuring Expenses not exceeding the aggregate amount, on a Consolidated basis for the Canadian Borrower and its Subsidiaries, of 15% of Consolidated EBITDA prior to giving effect to such increase; and (g) non cash charges of equity compensations, in each case for such period, provided that the calculation of Consolidated EBITDA shall exclude (without duplication) Unrestricted Entities.”;

(i)	the definition of “Daily Simple SOFR Adjustment” in Section 1.1 (Definitions) is hereby deleted in its entirety;

(j)	the definition of “Declassification Event” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “and Percentage of Women in Management Roles”;

(k)	the definition of “Final Maturity Date” in Section 1.1 (Definitions) is hereby amended by deleting the reference to “November 29, 2029” appearing therein and substituting “February 20, 2031” therefor;

(l)	the definition of “Management Role” in Section 1.1 (Definitions) is hereby deleted in its entirety, together with each other reference thereto appearing in the Existing Credit Agreement;

(m)	Section 1.1 (Definitions) is hereby amended by adding the following new definitions thereto in the appropriate alphabetical order:

““Incremental Facility” has the meaning ascribed thereto in Section 2.16.

“Material Acquisition” means any direct or indirect acquisition or investment in an Acquisition Entity, whether by means of (i) the purchase or other acquisition of equity interests or indebtedness of such Acquisition Entity, (ii) a loan, advance or capital contribution to, guarantee or assumption of indebtedness of, or purchase or other acquisition of any other debt or equity participation or interest in, an Acquisition Entity, including any partnership or joint venture interest in such Acquisition Entity, or (iii) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of an Acquisition Entity or assets constituting a business unit, line of business or division of such Acquisition Entity, in an aggregate principal amount in excess of US$200,000,000, if as a result of such investment, (a) such Acquisition Entity becomes a Subsidiary (other than an Unrestricted Entity), or such Acquisition Entity, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, any Borrower, Guarantor or Subsidiary (other than an Unrestricted Entity) and (b) the Canadian Borrower has designated such acquisitions as a “Material Acquisition” by written notice to the Canadian Agent.”;

6

(n)	the definition of “Participation” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Participation” of a Lender means that Lender’s pro rata share of the Commitments as indicated on Schedules “H-1”, “H-2”, “H-3”, “H-4”, “H-5” or “H-6”, as same may be adjusted as the result of the Incremental Facility.”;

(o)	the definition of “Percentage of Women in Management Roles” in Section 1.1 (Definitions) is hereby deleted in its entirety, together with each other reference thereto appearing in the Existing Credit Agreement;

(p)	the definition of “SONIA Adjustment” in Section 1.1 (Definitions) is hereby deleted in its entirety;

(q)	the definition of “Term SOFR Adjustment” in Section 1.1 (Definitions) is hereby deleted in its entirety;

(r)	the definition of “Total Australian Commitments” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Total Australian Commitments” means U.S.$100,000,000 and includes the Australian Revolving Facility Commitment and the Australian Swingline Commitment, which may be increased or decreased as the result of the Incremental Facility.”;

(s)	the definition of “Total Canadian Commitments” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Total Canadian Commitments” means U.S.$1,100,000,000 and includes the Canadian Revolving Facility Commitment and the Canadian Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.”;

(t)	the definition of “Total Colliers EMEA Commitments” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Total Colliers EMEA Commitments” means U.S.$125,000,000 and includes the Colliers EMEA Revolving Facility Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.”;

7

(u)	the definition of “Total Commitments” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Total Commitments” means the aggregate for all Facilities from time to time of the Lenders’ Commitments from time to time to a maximum aggregate amount of U.S.$2,250,000,000 which may be increased as the result of the Incremental Facility.”;

(v)	the definition of “Total Debt” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Total Debt” shall include, without duplication, the obligations under this Agreement, obligations in respect of Permitted Unsecured Loans, Financial Contract Obligations, guaranteed obligations, capital leases, vendor-take-back financing, subordinated debt, reimbursement obligations with respect to letters of credit and any other interest bearing obligations of the Canadian Borrower and its Subsidiaries on a Consolidated basis excluding the Unrestricted Entities but otherwise determined in accordance with GAAP after deduction of (i) unrestricted and unencumbered cash-on-hand, (ii) the aggregate of all Cash Amounts and (iii) cash equivalents; provided that “Total Debt” shall exclude (i) any Convertible Debentures up to a maximum aggregate amount of U.S.$500,000,000, and (ii) indebtedness in respect of the Warehouse Line (as permitted under Section 8.3(b)(xiii) of this Agreement). The face value of any letter of credit or performance guaranty shall be included in the calculation of “Total Debt”; provided, that, (i) financial letters of credit shall be included upon issuance, and (ii) performance letters of credit, performance bonds, performance guaranties and similar instruments shall be included upon any draw thereof, and only to the extent of such draw.”;

(w)	the definition of “Total U.S. Commitments” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Total U.S. Commitments” means U.S.$825,000,000 and includes the U.S. Revolving Facility Commitment and the U.S. Swingline Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.”;

(x)	the definition of “Total UK Commitments” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““Total UK Commitments” means U.S.$100,000,000 and includes the UK Revolving Facility Commitment, which may be increased or decreased as the result of a reallocation made in accordance with Section 6.6 or increased as the result of the Incremental Facility.”;

(y)	the definition of “UK Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““UK Revolving Facility Commitment” means the Commitments of the UK Lenders to make Advances to the UK Borrower of up to U.S.$100,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the UK Revolving Facility shall not exceed the Total UK Commitments at any time.”;

(z)	the definition of “U.S. Holdings” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

8

““U.S. Holdings” means Harrison Street Asset Management Holdings, Inc. (formerly known as Colliers Investment Management Holdings, Inc.), a corporation duly organized and existing under the laws of the State of Delaware.”;

(aa)	the definition of “U.S. Revolving Facility Commitment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““U.S. Revolving Facility Commitment” means Commitments of the U.S. Lenders to make Advances to the U.S. Borrower of up to U.S.$780,000,000 as same may be increased as the result of the Incremental Facility; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”;

(bb)	the definition of “U.S. Swingline Commitment” in Section 1.1 (Definitions) is hereby deleted in its entirety and the following substituted therefor:

““U.S. Swingline Commitment” means the Commitment of the U.S. Swingline Lender to make Advances to the U.S. Borrower and U.S. Holdings of up to U.S.$30,000,000 which Commitment constitutes a sub-commitment of the Total U.S. Commitments; provided that the aggregate outstanding Borrowings under the U.S. Facilities shall not exceed the Total U.S. Commitments at any time.”;

(cc)	the definition of “Percentage of WELL Certified Properties” in Section 1.1 (Definitions) is hereby deleted in its entirety, together with each other reference thereto appearing in the Existing Credit Agreement;

(dd)	the definition of “WELL Health-Safety Rating” in Section 1.1 (Definitions) is hereby deleted in its entirety, together with each other reference thereto appearing in the Existing Credit Agreement;

(ee)	Article 2 is hereby amended by adding a new Section 2.16 as follows:

“2.16 Incremental Facility

(a)	The Borrowers shall have the right to increase the U.S. Revolving Facility Commitments, the Canadian Revolving Facility Commitments, the UK Revolving Facility Commitments, the Australian Revolving Facility Commitments and/or the Colliers EMEA Revolving Facility Commitments by obtaining additional U.S. Revolving Facility Commitments, Canadian Revolving Facility Commitments, UK Revolving Facility Commitments, Australian Revolving Facility Commitments and/or the Colliers EMEA Revolving Facility Commitments (the “Incremental Facility”), either from one or more of the Lenders or another lending institution; provided that:

(i)	any such request for an increase shall be in a minimum amount of U.S. $25,000,000;

(ii)	the Canadian Borrower, on behalf of the Borrowers, may make a maximum of two (2) such requests;

(iii)	after giving effect thereto, the sum of the total of the additional Commitments does not exceed U.S.$250,000,000;

(iv)	the Administration Agent has approved any such new lending institution(s), such approvals not to be unreasonably withheld;

9

(v)	any such new lending institution(s) assume(s) all of the rights and obligations of a “Lender” hereunder and shall become party to the allocation and exchange mechanism agreement dated as of the Effective Date; and

(vi)	the procedures described in Section 2.16(b) have been satisfied.

Nothing contained in this Section 2.16 shall constitute, or otherwise be deemed to be, a commitment on the part of any Lender to increase its Commitments hereunder at any time.

(b)	Any amendment hereto for such an increase or addition shall be in form and substance satisfactory to the Administration Agent and shall only require the written signatures of the Administration Agent, Swingline Lenders, Issuing Banks, the Borrowers and each Lender being added or increasing its Commitment. As a condition precedent to such an increase or addition, the Borrowers shall deliver to the Administration Agent:

(i)	a certificate of each Borrower signed by an authorized officer of such Borrower (A) certifying and attaching the resolutions adopted by such Borrower approving or consenting to such increase, and (B) certifying that, before and after giving effect to such increase or addition, (1) the representations and warranties contained in Article 8 and in the other Loan Documents are true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, (2) no Default or Event of Default exists or would occur or is established after giving effect to the Incremental Facility, and (3) the Borrowers are in compliance (on a pro forma basis) with the covenants contained in Section 8.4; and

(ii)	legal opinions and customary documents, to the extent reasonably requested by the Administration Agent.

(c)	On the effective date of any such increase or addition, (i) any Lender increasing (or, in the case of any newly added Lender, extending) its U.S. Revolving Facility Commitment, Canadian Revolving Facility Commitment, UK Revolving Facility Commitment, Colliers EMEA Revolving Facility Commitment or Australian Revolving Facility Commitment shall make available to the Administration Agent such amounts in immediately available funds as the Administration Agent shall determine, for the benefit of the other Lenders, as being required in order to cause, after giving effect to such increase or addition and the use of such amounts to make payments to such other Lenders, each Lender’s portion of the outstanding Borrowings, as applicable, of all the applicable Lenders to equal its revised pro rata share of such outstanding Borrowings, as applicable, and the Administration Agent shall make such other adjustments among the Lenders with respect to the Borrowings, as applicable, then outstanding and amounts of principal, interest, commitment fees and other amounts paid or payable with respect thereto as shall be necessary, in the opinion of the Administration Agent, in order to effect such reallocation and (ii) the Borrowers shall, if applicable, be deemed to have repaid and reborrowed all outstanding Loans as of the date of any increase (or addition) in the Commitments (with such reborrowing to consist of the Types of Loans, with related SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, Australian Bank Bill Rate Interest Periods or CORRA Interest Periods, as applicable, specified in a notice delivered by the Canadian Borrower or CMN, in accordance with the requirements of Section 2.2). The deemed payments made pursuant to clause (ii) of the immediately preceding sentence shall be accompanied by payment of all accrued interest on the amount prepaid and, in respect of each SOFR Loan, SONIA Loan or Euribor Loan, as applicable, Australian Bank Bill Rate Loans or CORRA Loan, shall be subject to indemnification by the Borrowers pursuant to the provisions of Section 7.4 if the deemed payment occurs other than on the last day of the related SOFR Interest Period, SONIA Interest Period or Euribor Interest Period, as applicable, Australian Bank Bill Rate Interest Periods or CORRA Interest Period, as applicable. Within a reasonable time after the effective date of any increase or addition, the Administration Agent shall, and is hereby authorized and directed to, revise the applicable Schedule “H” to reflect such increase or addition and shall distribute such revised Schedule “H” to each of the Lenders and the Canadian Borrower, whereupon such revised Schedule “H” shall replace the old such Schedule “H” and become part of this Agreement.”;

10

(ff)	Section 8.3(b)(vi) is hereby deleted in its entirety and the following substituted therefor:

“(vi) unsecured guarantees (and, for greater certainty, unsecured guarantees of earn-outs relating to the acquisition of Eligible Businesses) at any one time provided by the Canadian Borrower or a Guarantor;”;

(gg)	Section 8.4(a)(i) is hereby deleted in its entirety and the following substituted therefor:

“(i) a Total Debt/Consolidated EBITDA Ratio of not more than 3.5 to 1.0, provided that upon the consummation of a Material Acquisition, commencing on the closing date of such Material Acquisition and for a period extending to and including the end of four (4) Reporting Periods (as defined in Schedule “G” (Form of Compliance Certificate) attached hereto) following the closing date of such Material Acquisition, the ratio of Total Debt/Consolidated EBITDA shall not exceed 4.0 to 1.0, provided further, that the Reporting Period in which such Material Acquisition closes shall constitute the first of the four (4) Reporting Periods; and”; and

(hh)	Schedule “H-2” (U.S. Commitments) is hereby deleted and replaced with Schedule H-2 (U.S. Commitments) attached hereto as Exhibit A.

Article 3 – FEES AND COSTS

3.1          All costs incurred by the Administration Agent in preparing this Fifth Amendment (including all legal fees incurred by the Administration Agent) shall be on the account of the Borrowers, and shall form part of the Obligations. The Borrowers hereby authorize the Administration Agent to debit any accounts it may have with the Administration Agent in an amount equal to such fees and costs.

Article 4 – CONDITIONS TO EFFECTIVENESS

4.1          This Fifth Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Administration Agent (the date and fulfillment of such conditions being herein referred to as the “Amendment Effective Date”):

(a)	delivery to the Administration Agent of a fully executed copy of this Fifth Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders (with an original wet-ink counterpart signature page to be provided by Colliers International Germany Holding GmbH (the “German Guarantor”) promptly following closing);

11

(b)	delivery to the Administration Agent of a customary officer’s or director’s certificate of each of the Canadian Borrower, CMN, US Holdings and the US Borrower, signed by an authorized officer or director of such Borrower, certifying and attaching (i) copies of its constitutive documents or confirming that they remain in full force and effect and have not been revoked, suspended, amended or modified since they were previously provided to the Administration Agent, (ii) resolutions authorizing the execution, delivery and performance of this Fifth Amendment, and (iii) incumbencies setting forth the signatures and titles of its authorized signatories certifying their authority to sign this Fifth Amendment and any documents contemplated hereby or provided in connection herewith;

(c)	delivery to the Administration Agent of customary legal opinions in respect of each of the Canadian Borrower, CMN, US Holdings and the US Borrower;

(d)	the Administration Agent shall have received payment from the Borrowers of the fees as set forth in that certain fee letter dated January 30, 2026 between the Canadian Borrower and the Canadian Agent;

(e)	the Borrowers shall have provided the documentation and other information reasonably requested in writing by the Administration Agent and the Lenders as they reasonably determine is required by regulatory authorities under applicable "know your customer", beneficial ownership and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), in each case at least three (3) Business Days prior to the Amendment Effective Date (or such shorter period as the Administration Agent shall otherwise agree); and

(f)	delivery to the Administration Agent such other documents and information which the Administration Agent or the Lenders may reasonably request.

Article 5 – REPRESENTATIONS AND WARRANTIES

5.1          Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Fifth Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Fifth Amendment and to perform its obligations under the Existing Credit Agreement, as amended by this Fifth Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Fifth Amendment and the performance of the Credit Agreement. This Fifth Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Fifth Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Fifth Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association or constitution of any Borrower or any Guarantor.

12

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Fifth Amendment or the Credit Agreement except for such as have been obtained.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Fifth Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Fifth Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

(f)	KYC, etc. All information provided by the Borrowers to the Administration Agent and the Lenders under applicable "know your customer", beneficial ownership and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), remains true, complete and accurate as of the Amendment Effective Date.

(g)	Subsidiaries. Each of Colliers International Valuation & Advisory Services, LLC and Colliers Macaulay Nicolls (Cyprus) Limited (collectively, the “Released Guarantors”) is no longer a Wholly-Owned Subsidiary and otherwise no longer meets the criteria set forth in the Credit Agreement to require it be remain a Guarantor.

Article 6 – GUARANTOR RELEASE

6.1          The Administration Agent hereby confirms that (a) effective as of the Amendment Effective Date, the Continuing Guarantee provided by the Released Guarantors is hereby terminated, released and discharged without the requirement for any further action whatsoever by any Person, and (b) it will promptly after receipt of any written request from time to time from the Canadian Borrower, at the cost of the Canadian Borrower, execute all such agreements, documents and instruments which may be reasonably required to give effect to the foregoing.

Article 7 – MISCELLANEOUS

7.1          (a) Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Fifth Amendment by the parties hereto, (ii) agree that this Fifth Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the “Guarantees”) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Fifth Amendment, (iii) agree that this Fifth Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed. (b) The German Guarantor hereby confirms to the Administration Agent for the benefit of the Administration Agent and the Lenders that (i) the Guarantee (as defined in the credit guarantee agreement dated as of June 1, 2015, as amended and confirmed from time to time prior to the date hereof, the “German Guarantee”) continues to exist, and (ii) the Guaranteed Obligations (as defined in the German Guarantee) shall include the Obligations (as defined in the Existing Credit Agreement, as amended by this Fifth Amendment) and for the avoidance of doubt, the Guaranteed Obligations shall not include any Excluded Swap Obligation (as defined in the Existing Credit Agreement, as amended by this Fifth Amendment).

13

7.2          Nothing contained in this Fifth Amendment or any other communication between the Administration Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, “Other Violations”). Similarly, nothing contained in this Fifth Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Agents’ or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 3 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Agents or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Fifth Amendment shall be construed to be a consent by any Agent or the Lenders to any Other Violations.

7.3          This Fifth Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Fifth Amendment.

7.4          All reasonable expenses of the Administration Agent in connection with this Fifth Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Administration Agent, shall be for the account of the Borrowers.

7.5          This Fifth Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

7.6          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Fifth Amendment.

7.7          This Fifth Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.8          (a) Subject to Section 7.8(b) below, this Fifth Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) To the extent that Section 7.1(a) above relates to reaffirmations, agreements or confirmations in connection with Loan Documents governed by and construed in accordance with laws other than the laws of the Province of Ontario and the federal laws of Canada, the law governing those Loan Documents shall apply to the applicable reaffirmations, agreements or confirmations.

14

[Signature pages commence on the following page]

15

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Amendment to Sustainability Linked Third Amended and Restated Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as a Canadian Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Senior Vice President, Legal & Corporate Secretary
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS INC., as a Canadian Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as a U.S. Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

HARRISON STREET ASSET MANAGEMENT HOLDINGS, INC., as a U.S. Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary & Treasurer
I have the authority to bind the Corporation

COÖPERATIE CMN NETHERLANDS HOLDCO U.A., as Dutch Borrower

Per:	<Signed> Davoud Reza Amel-Azizpour
Name: Davoud Reza Amel-Azizpour
Title: Authorized Signatory
I have the authority to bind the Company

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

GLOBESTAR LIMITED, a company incorporated in England and Wales with registration number 05159841, as a UK Borrower

Per:	<Signed> Davoud Reza Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 10053084, as a UK Borrower

Per:	<Signed> Davoud Reza Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Executed by Colliers International Holdings (Australia) Limited ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:

<Signed> John Marasco	<Signed> Simon Martin Hunt
Director/company secretary	Director

JOHN MARASCO	SIMON MARTIN HUNT
Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL USA, LLC
CIVAS HOLDINGS, LLC
COLLIERS INTERNATIONAL WA, LLC
COLLIERS INTERNATIONAL REMS US, LLC
COLLIERS INTERNATIONAL CA, INC.
COLLIERS INTERNATIONAL GREATER LOS ANGELES, INC.
FS WILLIAMS ACQUISITIONCO LLC
COLLIERS INTERNATIONAL FLORIDA, LLC
as Guarantors

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Guarantors

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President & Secretary
I have the authority to bind the Guarantor

COLLIERS INTERNATIONAL FINCO (CANADA) INC.
1001222681 ONTARIO INC., as Guarantors

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: President & Secretary
I have the authority to bind the Guarantors

HARRISON STREET ASSET MANAGEMENT ULC
16080782 CANADA INC., as Guarantors

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Guarantors

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS NEW ZEALAND LIMITED, as a Guarantor

Per:	<Signed> Richard Bruce Gallie>
Name: Richard Bruce Gallie
Title: Director
I have the authority to bind the Guarantor

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	<Signed> Davoud Reza Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Guarantor

COLLIERS INTERNATIONAL HOLDINGS LIMITED
COLLIERS INTERNATIONAL CONSULTANTS LIMITED
as Guarantors

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Guarantors

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Scott Hawkins
Title: Director
I have the authority to bind the Guarantor

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

<Signed> Robert Wall	<Signed> Julia Batterley
Director/company secretary	Director

ROBERT LAWRENCE WALL	JULIA BATTERLEY
Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

<Signed> John Marasco	<Signed> Robert Murray Joyes
Director/company secretary	Director

JOHN MARASCO	ROBERT MURRAY JOYES
Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, a limited liability partnership incorporated in England and Wales with registration number OC385143, as a Guarantor

Per:	<Signed> Davoud Reza Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director of Globestar Limited and Colliers International Property Consultants Limited/Chair
I have the authority to bind the Company

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, a company incorporated in England and Wales with registration number 07996509, as a Guarantor

Per:	<Signed> Davoud Reza Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

COLLIERS INVESTMENT MANAGEMENT ITALY HOLDINGS LTD, a company incorporated in England and Wales with registration number 14228588, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

COLLIERS INVESTMENT MANAGEMENT UK HOLDINGS LIMITED, a company incorporated in England and Wales with registration number 13807197, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA FINCO PLC, a company incorporated in England and Wales with registration number 11313832, as a Guarantor

Per:	<Signed> Davoud Reza Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

AGENTS

BANK OF MONTREAL, as Administration Agent, Canadian Administration Agent and U.S. Administration Agent

Per:	<Signed> Sean Gallaway
Name: Sean P. Gallaway
Title: Managing Director

Draw Requests, Conversion Requests, Repayment Notices
Bank of Montreal
250 Yonge Street, 11th Floor
Toronto, Ontario M5B 2L7
Attention: Agency Services
Tel: [REDACTED]
Fax: [REDACTED]
Email: [REDACTED]

All Other Notices
BMO Capital Markets
100 King Street West, 5th Floor
Toronto, ON M5X 1H3
Attention: Corporate Banking
Email: [REDACTED]

BANK OF MONTREAL, LONDON BRANCH, as European Agent

Per:	<Signed> Richard Pittam
Name: Richard Pittam
Title: Managing Director

Per:	<Signed> Andrew Nelson
Name: Andrew Nelson
Title: Director

HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Per:	<Signed> Matthew Sargent
Name: Matthew Sargent
Title: Director NSW

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS

FÉdÉration des Caisses Desjardins du QuÉbec, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Managing Director, Corporate Banking

Per:	<Signed> Gian Guerrero
Name: Gian Guerrero
Title: Managing Director, Corporate Banking

Address for Notice:#1000 – 25 York St, Toronto, ON M5J 2V5
Attn: Sophia Soofi

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

HSBC UK BANK plc, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Jane Allan
Name: Jane Allan
Title: Transaction Manager

Address for Notice:
6th Floor, 71 Queen Victoria Street
London, EC4V 4AY
UK
Attn: Martin Hicks

Tel.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

THE TORONTO-DOMINION BANK, as Canadian Lender

Per:	<Signed> Sara Kaleem
Name: Sara Kaleem
Title: Director, National Accounts

Per:	<Signed> Fang Yang
Name: Fang Yang
Title: Director – Credit Execution, CNA

Address for Notice:
TD Bank Tower
66 Wellington St. West, 9th Floor
Toronto, Ontario M5K 1A2
Attn: Sara Kaleem

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch, as Canadian Lender

Per:	<Signed> Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

Address for Notice:
66 Wellington St. West
Suite 4500
Toronto, Ontario M5K 1E7
Attn: Jeffrey Coleman

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

BANK OF MONTREAL, as Canadian Lender

Per:	<Signed> Sean Gallaway
Name: Sean P. Gallaway
Title: Managing Director

Address for Notice:
BMO Capital Markets
100 King Street West, 5th Floor
Toronto, ON M5X 1H3
Attention: Corporate Banking
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

ROYAL BANK OF CANADA, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Scott Robinson
Name: Scott Robinson
Title: Director – CCG Finance

Per:
Name:
Title:

Address for Notice:
155 Wellington Street – 8th Flr
Toronto, ON M5V 3K7
Attn: Global Loans Administration

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

THE BANK OF NOVA SCOTIA, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Katie Hogg
Name: Katie Hogg
Title: Director

Per:	<Signed> Drishti Thakkar
Name: Drishti Thakkar
Title: Analyst

Address for Notice:
40 Temperance Street, 6th Floor
Toronto, Ontario M5H 0B4
Attn: Steve Holyman

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Patrick McGee
Name: Patrick McGee
Title: Senior Vice President

Address for Notice:
181 Bay Street, 4th Floor
Toronto, Ontario M5J 2V8
Attn: Patrick McGee

Telecopier No.:
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Martin Danaj
Name: Martin Danaj
Title: Managing Director

Per:	<Signed> Melodie Meleskie
Name: Melodie Meleskie
Title: Director

Address for Notice:
161 Bay Street, Floor 8
Toronto, Ontario M5J 2S8
Attn: Martin Danaj

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

NATIONAL BANK OF CANADA, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Michelle Fiebig
Name: Michelle Fiebig
Title: Managing Director

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director & Head

Address for Notice:
The Exchange Tower
130 King Street West, Suite 3100
Toronto, Ontario M5X 1J9
Attn: Michelle Fiebig / David Torrey

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Thomas Salmen
Name: Thomsas Salmen
Title: Senior Vice-President

Address for Notice:
U.S. Bank National Association
Real Estate Structured Finance
800 Nicollet Mall
BC-MN-5IV
Minneapolis, Minnesota 55402
Attn: Thomas Salmen

Telecopier No.: [REDACTED]

Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Sean Buchan
Name: Sean Buchan
Title: Executive Director

Per:
Name:
Title:
Address for Notice:
40 King Street West, Suite 3200
Toronto, Ontario M5H 3Y2
Attn:

Telecopier No.: [REDACTED]
Email:

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

MIZUHO BANK, LTD., CANADA BRANCH, as Canadian Lender, us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> James K.G. Campbell
Name: James K.G. Campbell
Title: Director

Per:
Name:
Title:

Address for Notice:
100 Yonge Street, Suite 1102
Toronto, Ontario M5C 2W1
Attn: Tony Cui

Telecopier No.:
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

the TORONTO-DOMINION BANK, NEW YORK Branch, as us Lender

Per:	<Signed> Brian MacFarlane
Name: Brian MacFarlane
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice:
1 Vanderbilt Avenue
Floors 10, 11, 12
New York, NY 10019

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., as us Lender, uk Lender and Colliers emea Lender

Per:	<Signed> Christopher Salek
Name: Christopher Salek
Title: Executive Director

Address for Notice:
10 South Dearborn, Floor 39
Chicago, IL, 60603-2300
Attn.: Christopher Salek

Telecopier No.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch, as us Lender

Per:	<Signed> Jonathan Sarmini
Name: Jonathan Sarmini
Title: Director

Address for Notice:
100 King Street West, 5th Floor
Toronto, Ontario M5X 1H3
Attn: Sean P. Gallaway
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

THE toronto-dominion BANK, London Branch, as uk Lender and Colliers emea Lender

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD, Corporate Banking

Per:
Name:
Title:

Address for Notice:
60 Threadneedle Street
London, United Kingdom
EC2R 8AP
Attn:

Telecopier No.:
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

BANK OF MONTREAL, London Branch, as uk Lender and Colliers emea Lender

Per:	<Signed> Richard Pittam
Name: Richard Pittam
Title: Managing Director

Per:	<Signed> Andrew Nelson
Name: Andrew Nelson
Title: Director

Address for Notice:
100 King Street West, 5th Floor
Toronto, Ontario M5X 1H3
Attn: Sean P. Gallaway
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

LENDERS CONT’D

HSBC BANK AUSTRALIA LIMITED, as australian lender

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

__<Signed> James Armstrong_______	_______<Signed> Matthew Sargent_____
Witness Signature	Attorney Signature

_____James Armstrong___________	________Matthew Sargent____________
Print Name	Print Name

Address for Notice:
Level 36, Tower 1, International Towers Sydney
100 Barangaroo Avenue, Sydney NSW 2000 Australia
Attn: James Armstrong

Tel.: [REDACTED]
Email: [REDACTED]

Signature page to Fifth Amendment to
Sustainability Linked Third Amended and Restated Credit Agreement - Colliers

EXHIBIT A

SCHEDULE “H-2” TO THE THIRD AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 27, 2022 (AS AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME) BY AND AMONG, AMONGST OTHERS, COLLIERS INTERNATIONAL GROUP INC., AS A CANADIAN BORROWER, COLLIERS MACAULAY NICOLLS INC., AS A CANADIAN BORROWER, COLLIERS INTERNATIONAL HOLDINGS (USA), INC., AS U.S. BORROWER, GLOBESTAR LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, AS A UK BORROWER, COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, AS AUSTRALIAN BORROWER, COÖPERATIE CMN NETHERLANDS HOLDCO U.A., AS DUTCH BORROWER, THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES THEREOF, AS GUARANTORS, THE BANKS NAMED ON THE EXECUTION PAGES THEREOF, AS LENDERS, BMO CAPITAL MARKETS, AS CO-LEAD ARRANGER, SOLE BOOKRUNNER AND SUSTAINABILITY STRUCTURING AGENT, BANK OF MONTREAL, AS ADMINISTRATION AGENT, CANADIAN ADMINISTRATION AGENT AND U.S. ADMINISTRATION AGENT, BANK OF MONTREAL, LONDON BRANCH, AS EUROPEAN ADMINISTRATION AGENT, AND HSBC BANK AUSTRALIA LIMITED, AS AUSTRALIAN AGENT.

U.S. COMMITMENTS

U.S. Facilities
Lenders	U.S. Swingline Commitment	Sweep to Loan Commitment	U.S. Revolving Facility Commitment	Total U.S. Commitment
Bank of Montreal, Chicago Branch		[REDACTED]	[REDACTED]	[REDACTED]
JPMorgan Chase Bank, N.A.	[REDACTED]		[REDACTED]	[REDACTED]
Mizuho Bank, Ltd., Canada Branch			[REDACTED]	[REDACTED]
U.S. Bank National Association			[REDACTED]	[REDACTED]
Bank of America, N.A., Canada Branch			[REDACTED]	[REDACTED]
Canadian Imperial Bank of Commerce			[REDACTED]	[REDACTED]
The Bank of Nova Scotia			[REDACTED]	[REDACTED]
The Toronto-Dominion Bank, New York Branch			[REDACTED]	[REDACTED]
Royal Bank of Canada			[REDACTED]	[REDACTED]
National Bank of Canada			[REDACTED]	[REDACTED]
Wells Fargo Bank, N.A., Canadian Branch			[REDACTED]	[REDACTED]
Fédération des Caisses Desjardins du Québec			[REDACTED]	[REDACTED]
HSBC UK Bank PLC			[REDACTED]	[REDACTED]
	$30,000,000.00	$15,000,000.00	$780,000,000	$825,000,000